EXHIBIT 99.3

Hydrogenics Corporation

Second Quarter 2015

Condensed Interim Consolidated Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	June 30, 2015	December 31, 2014

Assets
Current assets
Cash and cash equivalents	$8,016	$6,572
Restricted cash	1,247	3,228
Trade and other receivables (note 4)	11,840	12,900
Inventories	15,351	14,698
Prepaid expenses	787	747
	37,241	38,145
Non-current assets
Restricted cash	655	621
Investment in joint venture (note 5)	2,139	2,150
Property, plant and equipment	2,304	1,873
Intangible assets	213	157
Goodwill	4,241	4,609
	9,552	9,410
Total assets	$46,793	$47,555

Liabilities
Current Liabilities
Operating borrowings (note 6)	$1,671	$-
Trade and other payables	9,738	13,156
Warranty provisions (note 7)	1,483	1,392
Deferred revenue	8,694	6,771
	21,586	21,319
Non-current liabilities
Other non-current liabilities (note 8)	10,310	3,464
Non-current warranty provisions (note 7)	837	1,155
Non-current deferred revenue	5,400	6,141
	16,547	10,760
Total liabilities	38,133	32,079
Equity
Share capital	348,275	348,259
Contributed surplus	20,099	18,927
Accumulated other comprehensive loss	(2,985)	(2,108)
Deficit	(356,729)	(349,602)
Total equity	8,660	15,476
Total equity and liabilities	$46,793	$47,555

Douglas S. Alexander Chairman	David C. Ferguson Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenues	$7,368	$10,723	$14,899	$18,782
Cost of sales	6,326	7,483	12,704	13,624
Gross profit	1,042	3,240	2,195	5,158

Operating expenses
Selling, general and administrative expenses	2,579	1,979	5,158	6,546
Research and product development expenses (note 11)	1,039	915	2,061	1,831
	3,618	2,894	7,219	8,377

Gain (Loss) from operations	(2,576)	346	(5,024)	(3,219)

Finance income (expenses)
Interest expense, net	(369)	(132)	(496)	(264)
Foreign currency gains (losses), net(1)	73	(298)	(763)	(209)
Gain (loss) from joint venture (note 5)	57	-	41	-
Other finance losses, net (note 12)	(885)	(41)	(885)	(181)
Finance income (loss), net	(1,124)	(471)	(2,103)	(654)

Loss before income taxes	(3,700)	(125)	(7,127)	(3,873)
Income tax expense	-	-	-	-
Net loss for the period	(3,700)	(125)	(7,127)	(3,873)
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	185	(62)	(877)	(67)
Comprehensive loss for the period	$(3,515)	$(187)	$(8,004)	$(3,940)

Net loss per share
Basic and diluted (note 13)	$(0.37)	$(0.01)	$(0.71)	$(0.41)

(1)	For the three and six months ended June 30, 2015 respectively, a loss of $44 and a gain of $250 relates to foreign exchange on borrowings. For the three and six months ended June 30, 2014 respectively, a loss of $122 and a gain of $12 relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Common shares				Accumulated other
	Number	Amount	Contributed surplus	Deficit	comprehensive loss(1)	Total equity
Balance at December 31, 2014	10,090,325	$348,259	$18,927	$(349,602)	$(2,108)	$15,476
Net loss	-	-	-	(7,127)	-	(7,127)
Other comprehensive loss	-	-	-	-	(877)	(877)
Total comprehensive loss	-	-	-	(7,127)	(877)	(8,004)
Issuance of warrants (note 8 & 9)	-	-	885	-	-	885
Issuance of common shares on exercise of stock options (note 10)	2,050	16	(7)	-	-	9
Stock-based compensation expense (note 10)	-	-	294	-	-	294
Balance at June 30, 2015	10,092,375	$348,275	$20,099	$(356,729)	$(2,985)	$8,660

	Common shares				Accumulated other
	Number	Amount	Contributed surplus	Deficit	comprehensive loss(1)	Total equity
Balance at December 31, 2013	9,017,617	$333,312	$18,449	$(345,351)	$(249)	$6,161
Net loss	-	-	-	(3,873)	-	(3,873)
Other comprehensive loss	-	-	-	-	(67)	(67)
Total comprehensive loss	-	-	-	(3,873)	(67)	(3,940)
Issuance of common shares (note 9)	1,057,144	14,768	-	-	-	14,768
Issuance of common shares on exercise of stock options (note 10)	14,135	171	(61)	-	-	110
Stock-based compensation expense (note 10)	-	-	293	-	-	293
Balance at June 30, 2014	10,088,896	$348,251	$18,681	$(349,224)	$(316)	$17,392

(1)	Accumulated other comprehensive loss represents currency translation adjustments.

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
Cash and cash equivalents provided by (used in):

Operating activities
Net loss for the period	$(3,700)	$(125)	$(7,127)	$(3,873)
(Increase) decrease in restricted cash	1,410	62	1,947	(191)
Items not affecting cash:
Amortization and depreciation	149	178	310	318
Other finance losses, net (note 12)	-	41	-	181
Unrealized foreign exchange losses (gains)	(261)	4	(256)	90
Unrealized gain on joint venture (note 5)	(58)	-	(42)	-
Accreted non-cash and unpaid interest	345	115	466	233
Payment of post-retirement benefit liability	-	(21)	-	(45)
Portion of borrowings recorded as a reduction from research and development expenses (note 8(i))	-	(118)	-	(118)
Stock-based compensation (note 10)	176	157	294	293
Stock based compensation – RSUs and DSUs (note 10)	(90)	(969)	(234)	592
Warrant issuance (note 9)	885	-	885	-
Net change in non-cash working capital (note 14)	(3,146)	(4,126)	(1,897)	(6,097)
Cash used in operating activities	(4,290)	(4,802)	(5,654)	(8,617)

Investing activities
Proceeds from disposals	-	-	-	9
Purchase of property, plant and equipment	(394)	(219)	(765)	(525)
Purchase of intangible assets	(81)	-	(81)	(80)
Cash used in investing activities	(475)	(219)	(846)	(596)

Financing activities
Repayment of repayable government contributions	(110)	(339)	(110)	(389)
Proceeds of borrowings, net of transaction costs (note 8)	6,866	854	6,866	854
Proceeds of operating borrowings (note 6)	1,671	-	3,822	-
Repayment of operating borrowings (note 6)	(2,151)	(1,722)	(2,151)	-
Common shares issued	3	13,552	9	13,661
Cash provided by financing activities	6,279	12,345	8,436	14,126

Effect of exchange rate fluctuations on cash and cash equivalents held	295	(9)	(492)	(77)
Increase (Decrease) in cash and cash equivalents during the period	1,809	7,315	1,444	4,836
Cash and cash equivalents - Beginning of period	6,207	9,344	6,572	11,823
Cash and cash equivalents - End of period	$8,016	$16,659	$8,016	$16,659

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics Corporation is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

On August 10, 2015, the Board of Directors authorized the condensed interim consolidated financial statements for issue.

Note 2 - Basis of Preparation and significant accounting policies

These unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015 have been prepared in accordance with IAS 34, “Interim financial reporting. The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2014 annual consolidated financial statements, except as described below:

Warrants

The Company issued warrants in the second quarter of 2015, which have been classified as equity at issuance and recorded in contributed surplus.

Research and product development costs

In accordance with the accounting policies as described in the 2014 annual consolidated financial statements, the Company has capitalized development costs as intangible assets, amortized over the estimated useful life of three years.

Note 3 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15 Revenue from Contracts with Customers, which will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue - Barter Transactions Involving Advertising Services.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgement and make estimates that affect revenue recognition. IFRS 15 will be mandatorily effective for fiscal years beginning on or after January 1, 2017, and interim periods within that year. Earlier application is permitted. In April 2015, the IASB voted to publish an Exposure Draft proposing a one-year deferral of the effective date of the revenue Standard to January 1, 2018. The Company is assessing the new standard to determine its impact on the Company’s condensed interim consolidated financial statements.

Note 4 - Trade and Other Receivables

	June 30, 2015	December 31, 2014
Trade accounts receivables	$3,593	$4,469
Less: Allowance for doubtful accounts	(128)	(133)
Net trade accounts receivable	3,465	4,336
Accrued receivables	6,462	6,049
Other receivables (including VAT receivables)	1,913	2,515
Total trade and other receivables	$11,840	$12,900

Included in accrued receivable is $5,528 relating to unbilled receivables on an uncompleted long term contract. Management anticipates that $1,481 of this amount will not be billed within the next 12 months.

Note 5 - Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with a South Korean company, whereby the parties formed Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy, and all resolutions are adopted by an affirmative vote of two-thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11 “Joint Arrangements”.

June 30, 2015
Balance January 1, 2015	$2,150
Share in profit of the joint venture	41
Foreign currency translation	(52)
Investment in joint venture	$2,139

Note 6 - Operating Borrowings

At June 30, 20 15, the Company had a Belgian joint credit and operating line facility of €7,000. Of this, €3,984 or approximately $4,437 was drawn as standby letters of credit and bank guarantees and €1,500 or approximately $1,671 was drawn as an operating line. At June 30, 2015, the Company had availability of €1,516 or approximately $1,688 (December 31, 2014 - $4,064) under this facility for use only as letters of credit and bank guarantees.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

At June 30, 20 15, the Company also had a Canadian credit facility of $5,002. At June 30, 2015 $2,596 was drawn as standby letters of credit and bank guarantees. At June 30, 2015, the Company had $2,406 (December 31, 2014 - $1,879) available under this facility for use only as letters of credit and bank guarantees.

Note 7 - Warranty Provisions

Changes in the Company’s aggregate warranty provision are as follows:

	2015	2014
At January 1,	$2,547	$2,893
Additional provisions	549	1,420
Utilized during the period	(452)	(899)
Unused amounts reversed	(171)	(175)
Foreign currency translation	(153)	(13)
Total warranty provision at June 30,	2,320	3,226
Less current portion	(1,483)	(2,040)
Long-term warranty provision at June 30,	$837	$1,186

Note 8 - Other Non-current Liabilities

Other non-current liabilities are as follows:

	June 30, 2015	December 31, 2014
Long-term debt – Institutional (i)	$6,928	$-
Long-term debt – Province of Ontario (ii)	2,961	2,922
Non-current post-retirement benefit liability (iii)	191	208
Repayable government contributions (iv)	438	553
Total non-current liabilities	10,518	3,683
Less current portion of repayable government contribution	(208)	(219)
Total other non-current liabilities	$10,310	$3,464

(i)	Long-term debt

In the second quarter of 2015, the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7,500. The amortized cost of this loan at June 30, 2015 was $6,928. Included with this loan agreement was the issuance of 250,000 warrants to the lenders. The loan charges interest at an annual rate of 11%. The warrants have been recorded in contributed surplus.

(ii)	Long-term debt – Province of Ontario

In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan commencing from the first disbursement. At the project completion date of September 30, 2015, the outstanding amount of the loan is subject to accelerated repayment in an amount based on the percentage shortfall of actual expenditures incurred to date compared to the contractual minimum. Such amount will be immediately repayable with interest calculated from the date of the last disbursement at a rate of 5.67%.

There is no availability remaining under this facility at June 30, 2015. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times.

The change in carrying value of this liability as at June 30 was as follows:

	Six months ended June 30
	2015	2014
At January 1,	$2,922	$2,260
Draw downs during the period	-	735
Interest accretion during the period	225	96
Foreign exchange revaluation	(186)	95
At June 30,	$2,961	$3,186

(iii)	Post-retirement benefit liability

The liability at June 30, 2015 relates to defined contribution pension plans in Belgium and is payable in Euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

In the past the Company did not apply the defined benefit accounting for these plans because higher discount rates were applicable and the return on plan assets provided by insurance companies was sufficient to cover the minimum guaranteed return. Continuous low interest rates offered by the European financial markets has resulted in employers in Belgium being required to measure the potential impact of defined benefit accounting for these plans. The Company has estimated the potential additional liabilities as $191 at June 30, 2015. There were no actuarial re-measurements during the six months ended June 30, 2015.

During 2014, the Company had a liability in respect of the value of an unfunded pension obligation. This liability was nil at June 30, 2015 (June 30, 2014 - $344), due to the death of the beneficiary of this plan.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

(iv)	Repayable government contributions:

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, C$1,500 will be paid to Industry Canada in quarterly installments which commenced in January 2011 and will continue until September 2017. An additional payment (“the Contingent Amount) of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of C$800, whichever is the lesser amount, will be paid to Industry Canada. The Corporation has paid C$800 to date under the 3% contingent payment provisions described above, which is the maximum under the agreement.

The present value of this obligation at June 30, 2015 was $438 (December 31, 2014 - $553), including the current portion of $208 (December 31, 2014 - $219), which was included in trade and other payables.

	Six months ended June 30 2015	Six months ended June 30 2014
At January 1,	$553	$990
Repayments during the period	(110)	(389)
Interest accretion during the period	36	61
Increase for contingent amount	-	-
Foreign currency translation	(43)	(31)
Fair value loss	2	40
At June 30,	$438	$671
Less current portion	(208)	(224)
At June 30,	$230	$447

Fair value gains and losses have been recorded in other finance gains and losses, net of interest expense.

Note 9 - Share Capital

Common Shares

	June 30, 2015		June 30, 2014
	Number	Amount	Number	Amount
Balance at January 1	10,090,325	$348,259	9,017,617	$333,312
Share offering	-	-	1,000,000	13,551
Warrants exercised	-	-	57,144	1,217
Stock options exercised (note 9)	2,050	16	14,135	171
At June 30,	10,092,375	$348,275	10,088,896	$348,251

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Common Share issuance

On May 13, 2014 the Company and CommScope, Inc. of North Carolina (“CommScope”) entered into an underwriting agreement to issue 1,500,000 common shares of the Company (1,000,000 from Treasury and 500,000 secondary shares by CommScope) at a price of US$15 per share. The underwriters also retained an overallotment of 225,000 shares that could be issued at any time during the 30 days following the closing of the offering. On May 16, 2014 the Company issued 1,000,000 shares for gross proceeds of $15,000. Net proceeds after underwriting fees and expenses were $13,552.

Warrant issuance

On May 8, 2015 as part of a loan agreement with a syndicate of lenders, the Company issued 250,000 share purchase warrants. Each warrant is exercisable for one common share of the Company at an exercise price of US$15.00 per common share. The warrants are non-transferrable and expire on May 6, 2019. As a result of this issuance, the fair market value of these warrants of $885 was included in other finance (losses) gains with a corresponding credit to contributed surplus.

The fair value of the warrants was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

2015
Risk-free interest rate (%)	0.71%
Expected volatility (%)	65.6%
Expected life in years	3
Expected dividend	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the three years prior to the date of grant, as this is the expected life of the warrants.

Note 10 - Stock-Based Compensation

Under the Company’s previous Stock Option Plan 252,006 stock options were outstanding at June 30, 2015. No further stock options may be issued under this plan.

Of the 660,564 shares available under the Omnibus Incentive Plan, to be issued as stock options, restricted share units (“RSUs”) and performance share units (“PSUs”), 284,168 have been granted as stock options and 199,772 have been granted as PSUs and were outstanding at June 30, 2015. The Company has 176,624 units available for issue under this plan at June 30, 2015.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Stock Options

A summary of the Company’s stock option plan for the six months ended June 30, 2015 and 2014 is as follows:

	2015		2014
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	481,403	$6.99	503,907	$8.63
Granted	56,821	16.14	-	-
Exercised	(2,050)	5.56	(14,135)	8.66
Expired	-	-	(5,052)	160.11
Outstanding, end of period	536,174	$7.97	484,720	$7.05

During the six months ended June 30, 2015, 56,821 stock options were granted (2014 – nil). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

2015
Risk-free interest rate (%)	0.88%
Expected volatility (%)	63.1%
Expected life in years	5
Expected dividend	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the six months ended June 30, 2015, related to stock options was $130 (2014 - $166) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Performance Share Units

During the six months ended June 30, 2015, 32,670 PSUs were granted with a fair value of C$527 (2014 - 37,827 units).

A summary of the Company’s PSU activity is as follows:

	2015	2014
Balance at January 1,	192,320	154,493
Forfeited	(25,218)	-
PSUs granted	32,670	37,827
At June 30,	199,772	192,320

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Stock-based compensation expense for the six months ended June 30, 2015, related to PSUs was $164 (2014 - $127), and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units

The Company has a deferred share unit plan for non-employee directors, who are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. Each DSU is equivalent in value to a common share of the Company. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expense.

A summary of the Company’s DSU activity is as follows:

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1,	87,850	$1,168	131,320	$2,521
DSU redemptions	-	-	(49,442)	(1,472)
DSU compensation expense	5,437	57	2,396	52
DSU fair value adjustments	-	(291)	-	453
At June 30,	93,287	$934	84,274	$1,554

For the period ended June 30, 2015, the Company recognized $57 (2014 - $52) as expense for the issue of new DSUs and a recovery of $291 (2014 – expense of $453) for the mark-to-market adjustment on the liability.

The DSU liability at June 30, 2015 of $934 (2014 - $1,554) was included in trade and other payables. DSUs vest immediately on the date of issuance.

Restricted Share Units (“RSUs”)

The RSU liability at June 30, 2015 was nil (2014 - $748) as all outstanding units had vested and were paid out at December 31, 2014.

A summary of the Company’s RSU activity is as follows:

	2015		2014
	Number	Amount	Number	Amount
Balance at January 1,	-	$-	46,885	$660
RSU amortization expense	-	-	-	141
RSU fair value adjustments	-	-	-	(53)
At June 30,	-	$-	46,885	$748

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 11 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the six months ended June 30, 2015 and 2014, research and product development expenses and program funding are as follows:

Three months ended June 30,	2015	2014
Research and product development expenses	$1,713	$1,994
Government research and product development funding	(597)	(1,079)
Development costs capitalized	(77)	-
Total	$1,039	$915

Six months ended June 30,	2015	2014
Research and product development expenses	$3,384	$3,563
Government research and product development funding	(1,246)	(1,732)
Development costs capitalized	(77)	-
Total	$2,061	$1,831

Note 12 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ended June 30,	2015	2014
Warrant issuance	$(885)	$-
Loss from change in net present value of repayable government contribution	-	(41)
Total	$(885)	$(41)

Six months ended June 30,	2015	2014
Warrant issuance	$(885)	$-
Loss from change in fair value of exercised warrants	-	(142)
Loss from change in net present value of repayable government contribution	-	(39)
Total	$(885)	$(181)

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 13 - Net Loss Per Share

The loss per share for the periods ended June 30, 2015 and 2014 were as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Net loss	$(3,700)	$(187)	$(7,127)	$(3,940)
Weighted average number of shares outstanding – basic and diluted	10,091,498	9,605,220	10,090,992	9,340,843
Net loss per share – basic and diluted	$(0.37)	$(0.01)	$(0.71)	$(0.41)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 14 - Condensed Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

Three months ended June 30,	2015	2014
Decrease (increase) in current assets
Trade and other receivables	$131	$187
Inventories	(1,188)	(1,560)
Prepaid expenses	(59)	215
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(917)	(1,873)
Deferred revenue	(1,113)	(1,095)
Total	$(3,146)	$(4,126)

Six months ended June 30,	2015	2014
Decrease (increase) in current assets
Trade and other receivables	$1,223	$(2,614)
Inventories	(654)	(5,374)
Prepaid expenses	(40)	(136)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(3,608)	639
Deferred revenue	1,182	1,388
Total	$(1,897)	$(6,097)

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 15 – Commitments and Contingencies

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. It is anticipated that the unit will be put into service in 2016, at which time the service commencement period will begin and will last for a period of 36 months. Hydrogenics will receive a total of C$2,950, paid in equal monthly installments in return for IESO’s use of the energy storage solution over the three year period.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020, and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is expected to be C$8,000, of which C$1,960 of the costs will be funded by Hydrogenics, C$2,040 will be funded by Enbridge and the remaining C$4,000 from the forgivable loan. The project completion date is expected to be December 31, 2016.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack two MW PEM electrolyser and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

At June 30, 2015, the Company has accumulated total costs in building the unit of $552 which have been classified as property, plant and equipment. The Company has received total funding of $118 under the IDF loan, of which $118 was received in the six months ended June 30, 2015 and has accrued an additional $114 of funding to be received. The funding amounts have been recorded as a reduction to property, plant and equipment.

Note 16 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of a senior officer who is also a director of the Company. During the three and six months ended June 30, 2015, Hydrogenics made purchases of $29 and $39 respectively (2014 - $46 and $81) from this related company. At June 30, 2015, the Company had an accounts payable balance due to this related party of $28 (2014 - $24).

At June 30, 2015 the Company had a receivable of $1,236 owing from its joint venture Kolon Hydrogenics, which is included in trade and accrued accounts receivable.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 17 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Financial information by reportable segment for the three and six months ended June 30, 2015 and 2014 was as follows:

Three months ended June 30, 2015	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$4,501	$2,867	$-	$7,368
Gross profit	653	389	-	1,042
Selling, general and administrative expenses	598	975	1,006	2,579
Research and product development expenses	476	562	1	1,039
Segment loss	(421)	(1,148)	(1,007)	(2,576)
Interest expense, net	-	-	(369)	(369)
Foreign currency gains, net	-	-	73	73
Gain (loss) in joint venture	-	-	57	57
Other finance losses, net	-	-	(885)	(885)
Loss before income taxes	$(421)	$(1,148)	$(2,131)	$(3,700)

Total segment assets	23,154	15,653	7,986	46,793
Total segment liabilities (current and non-current)	13,635	15,678	8,820	38,133

Three months ended June 30, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$7,514	$3,209	$-	$10,723
Gross profit	2,147	1,093	-	3,240
Selling, general and administrative expenses	825	1,061	93	1,979
Research and product development expenses	390	520	5	915
Segment gain (loss)	932	(488)	(98)	346
Interest expense, net	-	-	(132)	(132)
Foreign currency losses, net	-	-	(298)	(298)
Other finance losses, net	-	-	(41)	(41)
Loss before income taxes	$932	$(488)	$(569)	$(125)

Total segment assets	25,341	14,859	13,265	53,465
Total segment liabilities (current and non-current)	14,040	19,681	2,352	36,073

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Six months ended June 30, 2015	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$7,836	$7,063	$-	$14,899
Gross profit	930	1,265	-	2,195
Selling, general and administrative expenses	1,233	1,895	2,030	5,158
Research and product development expenses	900	1,141	20	2,061
Segment loss	(1,203)	(1,771)	(2,050)	(5,024)
Interest expense, net	-	-	(496)	(496)
Foreign currency losses, net	-	-	(763)	(763)
Gain (loss) in joint venture	-	-	41	41
Other finance losses, net	-	-	(885)	(885)
Loss before income taxes	$(1,203)	$(1,771)	$(4,153)	$(7,127)

Six months ended June 30, 2014	On-Site Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$13,477	$5,305	$-	$18,782
Gross profit	2,914	2,244	-	5,158
Selling, general and administrative expenses	1,665	2,115	2,766	6,546
Research and product development expenses	773	1,051	7	1,831
Segment gain (loss)	476	(922)	(2,773)	(3,219)
Interest expense, net	-	-	(264)	(264)
Foreign currency losses, net	-	-	(209)	(209)
Other finance losses, net	-	-	(181)	(181)
Loss before income taxes	$476	$(922)	$(3,427)	$(3,873)

Note 18 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the balance sheets and the market rates of interest is insignificant. The fair value of the liabilities relating to the RSUs and DSUs are classified as Level 1.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The Company has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy during the six months ended June 30, 2015.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	June 30, 2015	December 31, 2014
Cash and cash equivalents	$8,016	$6,572
Restricted cash	1,247	3,228
Restricted cash – non current	655	621
Trade and other receivables	11,840	12,900
Loans and receivables	$21,758	$23,321
Trade and other payables	$9,738	$13,156
Operating borrowings	1,671	-
Long-term debt	9,889	2,922
Non-current repayable government contributions	230	334
Post-retirement benefit liabilities	191	208
Other financial liabilities	$21,719	$16,620

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 19 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company considers its capital employed as shareholders’ equity and total debt, net of cash and cash equivalents as follows:

	June 30, 2015	December 31, 2014
Shareholders’ equity	$8,660	$15,476
Operating borrowings	1,671	-
Long term debt and repayable government contributions	10,327	3,475
Total	20,658	18,951
Less cash and cash equivalents and restricted cash	9,918	10,421
Total capital employed	$10,740	$8,530

2015 Q2 Condensed Interim Consolidated Financial Statements	Page 20